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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ______________)*


                                  Abgenix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00339B 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  July 8, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                Page 1 of 6 pages

CUSIP No...................        00339B 10 7



--------------------------------------------------------------------------------
     1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     ...................................................Stephen A. Sherwin, M.D.
--------------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)........................................................................

     (b)........................................................................
--------------------------------------------------------------------------------
      3.SEC Use Only............................................................
--------------------------------------------------------------------------------
      4.Citizenship or Place of Organization.......................United States
--------------------------------------------------------------------------------
Number of         5.Sole Voting Power.....................................72,531
Shares Bene-      --------------------------------------------------------------
ficially          6.Shared Voting Power................................3,392,034
Owned by Each     --------------------------------------------------------------
Reporting         7.Sole Dispositive Power................................72,531
Person With:      --------------------------------------------------------------
                  8.Shared Dispositive Power...........................3,392,034
--------------------------------------------------------------------------------
      9.Aggregate Amount Beneficially Owned by Each Reporting Person...3,464,565

      10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions).....................................................

      11.Percent of Class Represented by Amount in Row (11)................30.6%
--------------------------------------------------------------------------------
      12.Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

Stephen A. Sherwin, M.D.     IN.................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                Page 2 of 6 pages

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with the other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),(11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                        Category                               Symbol
Broker Dealer                                                    BD
Bank                                                             BK
Insurance Company                                                IC
Investment Company                                               IV
Investment Adviser                                               IA
Employee Benefit Plan, Pension Fund,
        or Endowment Fund                                        EP
Parent Holding Company/Control Person                            HC
Savings Association                                              SA
Church Plan                                                      CP
Corporation                                                      CO
Partnership                                                      PN
Individual                                                       IN
Other                                                            OO

Notes:

         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedules 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G



                                Page 3 of 6 pages

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The items numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.
         (a)   Name of Issuer
               Abgenix, Inc.
         (b)   Address of Issuer's Principal Executive Offices
               7601 Dumbarton Circle, Fremont, CA  94555
ITEM 2.
         (a)   Name of Person Filing
               Stephen A Sherwin, M.D.
         (b) Address of Principal Business Office or, if none, Residence 342 Lakeside Drive, Foster City, CA 94404
         (c)   Citizenship
               United States
         (d)   Title of Class of Securities
               Common Stock
         (e)   CUSIP Number
               00339B 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



                                Page 4 of 6 pages

         (e) [ ]  An investment advisor in accordance with Section 240.13d-1(b)
                  (1)(ii)(E);

         (f) [ ]  An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ]  A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)   Amount beneficially owned:  3,464,565*                          .
                                        --------------------------------------
        (b)   Percent of class:   30.6%                          .
                               ----------------------------------
        (c)   Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote   72,531                         .
                                                              ---------------------------------
              (ii)   Shared power to vote or to direct the vote    3,392,034                         .
                                                                -------------------------------------
              (iii)  Sole power to dispose or to direct the disposition of    72,531                         .
                                                                           ----------------------------------
              (iv)   Shared power to dispose or to direct the disposition of       3,392,034                      .
                                                                             -------------------------------------

         *Includes (i) 3,270,367 shares held by Cell Genesys, Inc. and (ii) 121,667 shares issuable pursuant to warrants held by Cell Genesys, Inc. exercisable within 60 days of December 31, 1998 (the"CG Shares"). Mr. Sherwin is an officer, director and beneficial stockholder of Cell Genesys, Inc. As such, he may be deemed to have voting and dispositive power over the CG Shares. However, Mr. Sherwin disclaims beneficial ownership of the CG Shares except to the extent of his pro rata pecuniary interest therein based upon his beneficial ownership of the capital stock of Cell Genesys, Inc. Also includes 72,531 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].




ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

                                Page 5 of 6 pages

ITEM 10.    CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                        February 11, 1999
                                        ----------------------------------------
                                                          Date

                                        /s/ KURT W. LEUTZINGER
                                        ----------------------------------------
                                                        Signature

                                        Kurt W. Leutzinger Attorney-in-fact for
                                        Stephen A. Sherwin
                                        ----------------------------------------
                                                        Name/Title



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                Page 6 of 6 pages